The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement relates to an effective registration statement under the Securities Act of 1933. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-113620

Subject to Completion, Dated          , 2007
Preliminary Prospectus Supplement to Prospectus dated May 7, 2004

$

Kraft Foods Inc.

Kraft will pay interest on the           and      of each year beginning on          , 2007. The notes will be issued only in denominations of $2,000 and integral multiples of $1,000.

If we experience a change of control triggering event, we may be required to offer to purchase the notes from holders. See “Description of Notes — Change of Control”.

See “Risk Factors” beginning on page S-5 to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Initial public offering price	%	$
Underwriting discount	%	$
Proceeds, before expenses, to Kraft	%	$

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from     , 2007 and must be paid by the purchasers if the notes are delivered after     , 2007.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company, including its participants Clearstream or Euroclear against payment in New York, New York on     , 2007.

Joint Book-Running Managers

Citi	Deutsche Bank Securities	Goldman, Sachs & Co.	JPMorgan

Senior Co-Managers

Co-Managers

Prospectus Supplement dated     , 2007.

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	S-1
SUMMARY OF THE OFFERING	S-2
ABOUT THE COMPANY	S-3
RECENT DEVELOPMENTS	S-3
RISK FACTORS	S-5
RATIO OF EARNINGS TO FIXED CHARGES	S-5
USE OF PROCEEDS	S-5
CAPITALIZATION	S-6
SUMMARY HISTORICAL FINANCIAL DATA	S-7
DESCRIPTION OF NOTES	S-8
UNDERWRITING	S-19
EXPERTS	S-22
LEGAL OPINIONS	S-22

PROSPECTUS
ABOUT THIS PROSPECTUS	1
RISK FACTORS	1
WHERE YOU CAN FIND MORE INFORMATION	1
CAUTIONARY STATEMENT REGARDING FORWARD- LOOKING STATEMENTS	2
THE COMPANY	4
RATIO OF EARNINGS TO FIXED CHARGES	5
USE OF PROCEEDS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF DEBT WARRANTS	17
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	19
PLAN OF DISTRIBUTION	27
EXPERTS	29
LEGAL OPINIONS	29

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the attached prospectus and any permitted free writing prospectus we have authorized for use with respect to this offering. No one has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus supplement or the attached prospectus or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

In connection with this offering, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc. or their respective affiliates may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels which might not otherwise prevail. In any jurisdiction where there can only be one stabilizing agent, Goldman, Sachs & Co. or its affiliates shall effect such transactions. This stabilizing, if commenced, may be discontinued at any time and will be carried out in compliance with the applicable laws, regulations and rules.

The distribution of this prospectus supplement and the attached prospectus and the offering or sale of the notes in some jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the attached prospectus come are required by us and the underwriters to inform themselves about and to observe any applicable restrictions. This prospectus supplement and the attached prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation.

This prospectus supplement has been prepared on the basis that any offer of notes in any Member State of the European Economic Area (consisting of the European Union plus Iceland, Norway and Liechtenstein) which has implemented the Prospectus Directive (2003/71/EC) (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the attached prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the attached prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the attached prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the attached prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” in the attached prospectus, including our annual report on Form 10-K for the year ended December 31, 2006 and our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007, which have been filed with the Securities and Exchange Commission (the “SEC”).

References in this prospectus to “Kraft”, the “Company”, “we”, “us” and “our” refer to Kraft Foods Inc. and its subsidiaries. Trademarks and servicemarks in this prospectus supplement and the attached prospectus appear in bold italic type and are the property of or licensed by our subsidiaries.

References herein to “$” and “dollars” are to United States dollars, and financial data included or incorporated by reference herein have been presented in accordance with accounting principles generally accepted in the United States of America.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus supplement, the attached prospectus and the documents we have incorporated by reference herein or therein contain forward-looking statements. You can identify these forward-looking statements by use of words such as “strategy”, “expects”, “plans”, “anticipates”, “believes”, “will”, “continues”, “estimates”, “intends”, “projects”, “goals”, “targets” and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. We cannot guarantee that any forward-looking statement will be realized, although we believe that we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties, and the possibility of inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated, or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we identify from time to time important factors that could cause actual results and outcomes to differ materially from those contained in any forward-looking statement made by us or on our behalf. These factors include the ones discussed under “Risk Factors” in our SEC filings incorporated by reference. It is not possible to predict or identify all risk factors. Any forward-looking statements are made as of the date of the document in which they appear. We do not undertake to update any forward-looking statement that we may make from time to time.

SUMMARY OF THE OFFERING

The following summary contains basic information about the notes. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this prospectus supplement entitled “Description of Notes” and the section beginning on page 6 of the attached prospectus entitled “Description of Debt Securities”.

Issuer	Kraft Foods Inc.

Securities Offered

Interest Rates

Interest Payment Dates

Long-Term Senior Unsecured Debt Ratings*	Moody’s: Baa2 (stable outlook) Standard & Poor’s: A−(negative outlook) Fitch: BBB+ (negative outlook)

Ranking	The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured indebtedness.

Covenants	We will issue the notes under an indenture containing covenants that restrict our ability, with significant exceptions, to:

— incur debt secured by liens; and

— engage in sale/leaseback transactions.

Change of Control	Upon the occurrence of both (i) a change of control of Kraft and (ii) a downgrade of the notes below an investment grade rating by each of Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and Fitch Ratings within a specified period, Kraft will be required to make an offer to purchase the notes of each series at a price equal to 101% of the aggregate principal amount of such series, plus accrued and unpaid interest to the date of repurchase. See “Description of Notes — Change of Control”.

Redemption of Notes for Tax Reasons	We may redeem all, but not part, of the notes of each series upon the occurrence of specified tax events described under “Description of Notes — Redemption for Tax Reasons”.

Use of Proceeds	We intend to use the net proceeds (before expenses) of approximately $ for general corporate purposes, including the repayment of outstanding commercial paper.

Clearance and Settlement	The notes will be cleared through The Depository Trust Company, including its participants Clearstream and Euroclear.

Governing Law	State of New York.

*	Ratings are not a recommendation to purchase, hold or sell the notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to the rating agencies by us and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date hereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and, therefore, a prospective purchaser should check the current ratings before purchasing the notes.

ABOUT THE COMPANY

With revenues of approximately $34 billion in 2006, Kraft Foods Inc. is one of the world’s largest food and beverage companies. We have seven brands with revenues of $1 billion and over 50 brands with revenues of $100 million. We manage and report operating results through two commercial units, Kraft North America and Kraft International. Kraft North America operates in the United States and Canada, and we manage its operations by product category, while we manage Kraft International’s operations by geographic region. We have operations in 72 countries and sells products in more than 155 countries.

Kraft’s brands span five consumer sectors, as follows:

•	Snacks — primarily cookies, crackers, salted snacks and chocolate confectionery;

•	Beverages — primarily coffee, aseptic juice drinks, flavored water and powdered beverages;

•	Cheese & Dairy — primarily natural, process and cream cheeses;

•	Grocery — primarily ready-to-eat cereals, enhancers and desserts; and

•	Convenient Meals — primarily frozen pizza, packaged dinners, lunch combinations and processed meats.

Kraft’s portfolio of brands includes:

•	Kraft — the #1 cheese brand in the world, as well as our best known brand for salad and spoonable dressings, packaged dinners, barbecue sauce and other products;

•	Nabisco — the #1 cookie and cracker business in the world;

•	Oscar Mayer — the #1 processed meats brand in the United States;

•	Post — the #3 ready-to-eat cereals business in the United States;

•	Maxwell House and Jacobs — two of the leading coffees in the world; and

•	Philadelphia — the #1 cream cheese brand in the world.

Kraft was incorporated in 2000 in the Commonwealth of Virginia. Prior to June 13, 2001, Kraft was a wholly-owned subsidiary of Altria Group, Inc. (“Altria”). On June 13, 2001, Kraft completed an initial public offering of its common shares. At December 31, 2006, Altria owned 89.0% of the outstanding shares of Kraft’s capital stock. On January 31, 2007, the Altria Board of Directors announced that Altria planned to spin off all of its interest in Kraft on a pro rata basis to Altria stockholders in a tax-free transaction. On March 30, 2007, Altria distributed all of the common shares of the Company held by Altria to its stockholders of record as of the close of business on March 16, 2007 (the “Distribution”). Accordingly, Kraft is now a fully independent publicly-traded company.

Our corporate headquarters are located at Kraft Foods Inc., Three Lakes Drive, Northfield, Illinois 60093, our telephone number is (847) 646-2000 and our website is www.kraft.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus supplement or the attached prospectus.

RECENT DEVELOPMENTS

2007 Results

On August 1, 2007, we announced our financial results for the quarter and six-months ended June 30, 2007.

Three Months Ended June 30:

Second quarter 2007 net revenues increased $586 million (6.8%) to $9.2 billion, due to favorable mix of 3.1 percentage points, a favorable 2.2 percentage point impact from currency, 1.7 percentage point increase from higher pricing, net of increased promotional spending, 1.4 percentage point impact of acquisitions, an unfavorable 0.9 percentage point impact from divestitures, and 0.7 percentage point decrease from lower volume. Currency movements increased net revenues by $190 million due primarily to the continuing weakness of the U.S. dollar against the euro. Total volume decreased 0.2%, resulting from declines in all North American segments due primarily to the impact of divestitures and declines in ready to drink beverages, partially offset by higher shipments in the European Union and Developing Markets, which includes Eastern Europe, the Middle East, Africa, Latin America and Asia Pacific regions.

Operating income increased by $12 million (1.0%) from the prior year to $1,188 million, due primarily to favorable volume/mix ($93 million) and lower costs ($86 million) for our current three-year restructuring program that began in January 2004 and was extended in January 2006 through 2008 (the “Restructuring Program”), partially offset by higher marketing, administration and research costs ($138 million, including higher marketing support), and higher total manufacturing costs including higher commodity costs, net of the impact of higher pricing ($43 million). Currency movements increased operating income by $17 million due primarily to the continuing weakness of the U.S. dollar against the euro.

Second quarter 2007 diluted earnings per share were $0.44, up 7.3% from $0.41 in 2006. During second quarter 2007, we incurred $0.06 per diluted share ($157 million before taxes) in asset impairment, exit and implementation costs against our Restructuring Program as compared to $0.10 per diluted share ($243 million before taxes) in the second quarter of 2006.

Six Months Ended June 30:

Net revenues for the first six months of 2007 increased $1,049 million (6.3%) to $17.8 billion, due primarily to favorable mix of 2.7 percentage points, favorable currency of 2.1 percentage points, the impact of acquisitions for 1.3 percentage points and higher pricing, net of increased promotional spending at 1.0 percentage points, partially offset by the impact of divestitures for 1.0 percentage points. Currency movements increased net revenues by $362 million due primarily to the continuing weakness of the U.S. dollar against the euro. Total volume increased 0.3%, driven by higher shipments in the European Union and Developing Markets, partially offset by lower volume in all North American segments due primarily to the impact of divestitures and declines in ready to drink beverages.

Operating income increased $117 million (5.3%), due primarily to favorable volume/mix ($210 million), 2006 asset impairment charges related to the divested pet snacks and hot cereal assets and trademarks and biscuits assets in Egypt ($110 million), and lower Restructuring Program costs ($103 million), partially offset by higher marketing, administration and research costs ($257 million, including higher marketing support), and higher total manufacturing costs, including higher commodity costs, net of the impact of higher pricing ($77 million). Currency movements increased operating income by $39 million due primarily to the continuing weakness of the U.S. dollar against the euro.

In the first six months of 2007 diluted earnings per share were $0.87, down 14.7% from $1.02 in 2006. During the first six months of 2007, we incurred $0.10 per diluted share ($245 million before taxes) in Restructuring Program costs as compared to $0.14 per diluted share ($348 million before taxes) in the first six months of 2006. Due to the Distribution, we recognized interest income of $0.03 per diluted share ($77 million before taxes) from tax reserve transfers from Altria. In the first quarter of 2006, we benefited from favorable federal and net state tax resolutions amounting to $405 million, or $0.24 per diluted share. Additionally, we recorded asset impairment charges in the first quarter of 2006 amounting to $110 million or $0.05 per diluted share.

Groupe Danone Acquisition

On July 3, 2007, we made a binding offer to acquire the global biscuit business of Groupe Danone S.A. (“Groupe Danone”) for €5.3 billion (approximately $7.2 billion) in cash. Groupe Danone’s European headquarters is located in Paris. The proposed acquisition encompasses Groupe Danone’s biscuit operations and assets in 20 countries, including 36 manufacturing facilities, as well as Groupe Danone’s market-leading biscuit brands, such as LU, Tuc and Prince. The biscuit businesses to be acquired generated revenues of €2.0 billion (approximately $2.7 billion) during 2006.

We are working with Groupe Danone on an exclusive basis to finalize an agreement for the sale and purchase of the assets related to the global biscuit business. The closing, which is expected to occur by the end of 2007, is subject to customary closing conditions including certain antitrust and other regulatory approvals.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus supplement, including the risk factors incorporated by reference from our most recent annual report on Form 10-K, as updated by our quarterly reports on Form 10-Q and other SEC filings filed after such annual report. It is possible that our business, financial condition, liquidity or results of operations could be adversely affected by any of these risks.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratios of earnings available for fixed charges to fixed charges for the periods indicated:

	Six Months
	Ended		Years Ended December 31,
	June 30, 2007		2006		2005		2004		2003		2002

Ratios of earnings available for fixed charges to fixed charges	6.6	x	6.4	x	6.1	x	5.8	x	7.2	x	6.1	x

Earnings available for fixed charges represent earnings before income taxes, minority interest and cumulative effect of accounting change and fixed charges excluding capitalized interest, net of amortization, reduced by undistributed earnings of our less than 50% owned affiliates. Fixed charges represent interest expense, amortization of debt discount and expenses, capitalized interest, plus that portion of rental expense deemed to be the equivalent of interest.

USE OF PROCEEDS

We will use the net proceeds from the sale of the offered securities (estimated at $      before estimated expenses of this offering) for general corporate purposes, including the repayment of outstanding commercial paper.

CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis as of June 30, 2007. We have presented our capitalization:

•	on an actual basis; and

•	on an as adjusted basis to reflect:

•	the issuance of notes offered hereby; and

•	the use of net proceeds (before expenses) from the issuance of notes offered hereby to repay outstanding commercial paper.

You should read the following table along with our financial statements and the accompanying notes to those statements, together with management’s discussion and analysis of financial condition and results of operations, that we have incorporated by reference in this prospectus supplement, and our summary historical financial data included in this prospectus supplement.

	As of June 30,
	2007
	Actual	As Adjusted
	(in millions)

Short-term borrowings, including current maturities	$5,432	$
New notes offered hereby	—
Other long-term debt	7,085

Total debt	12,517

Shareholders’ equity:
Class A common stock, no par value, 3,000,000,000 shares authorized; 1,735,000,000 shares issued
Class B common stock, no par value, 2,000,000,000 shares authorized; no shares issued and outstanding
Additional paid-in capital	23,295		23,295
Earnings reinvested in the business	11,945		11,945
Accumulated other comprehensive losses	(2,674)		(2,674)

	32,566		32,566
Less cost of repurchased stock	(5,090)		(5,090)
Total shareholders’ equity	27,476		27,476

Total capitalization	$39,993	$

SUMMARY HISTORICAL FINANCIAL DATA

The following table presents our summary historical financial data and has been derived from and should be read along with our financial statements and the accompanying notes to those statements and management’s discussion and analysis of financial condition and results of operations, that we have incorporated by reference in this prospectus supplement. See “Where You Can Find More Information” in the attached prospectus.

	Six Months Ended
	June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(In millions, except per share data)

Summary of Operations:
Net revenues	17,791	16,742	$34,356	$34,113	32,168
Cost of sales	11,480	10,626	21,940	21,845	20,281
Operating income	2,310	2,193	4,526	4,752	4,612
Interest and other debt expense, net	213	243	510	636	666
Earnings from continuing operations, before income taxes and minority interest	2,097	1,950	4,016	4,116	3,946
Pre-tax profit margin from continuing operations	11.8%	11.6%	11.7%	12.1%	12.3%
Provision for income taxes	688	262	951	1,209	1,274
Minority interest in earnings from continuing operations, net	—	—	5	3	3
(Loss) earnings from discontinued operations, net of income taxes	—	—	—	(272)	(4)

Net earnings	1,409	1,688	3,060	2,632	2,665
Basic EPS:
Continuing operations	0.88	1.02	1.86	1.72	1.56
Discontinued operations	—	—	—	(0.16)	—

Net earnings	0.88	1.02	1.86	1.56	1.56
Diluted EPS:
Continuing operations	0.87	1.02	1.85	1.72	1.55
Discontinued operations	—	—	—	(0.17)	—

Net earnings	0.87	1.02	1.85	1.55	1.55
Dividends declared per share	0.50	0.46	0.96	0.87	0.77
Weighted average shares (millions) — Basic	1,607	1,652	1,643	1,684	1,709
Weighted average shares (millions) — Diluted	1,623	1,661	1,655	1,693	1,714
Capital expenditures	506	450	1,169	1,171	1,006
Depreciation	436	428	884	869	868
Property, plant and equipment, net	9,802	9,762	9,693	9,817	9,985
Inventories	4,033	3,550	3,506	3,343	3,447
Total assets	56,495	58,222	55,574	57,628	59,928
Long-term debt	7,085	7,478	7,081	8,475	9,723
Short-term borrowings, including current maturities	5,432	3,858	3,740	2,725	2,795
Total debt	12,517	11,336	10,821	11,200	12,518
Shareholders’ equity	27,476	30,368	28,555	29,593	29,911

DESCRIPTION OF NOTES

The following description of the particular terms of the notes, which we refer to as the “notes”, supplements the description of the general terms and provisions of the debt securities set forth under “Description of Debt Securities” beginning on page 6 of the attached prospectus. The attached prospectus contains a detailed summary of additional provisions of the notes and of the indenture, dated as of October 17, 2001, between Kraft Foods Inc. and The Bank of New York (as successor to The Chase Manhattan Bank), as trustee, under which the notes will be issued. To the extent of any inconsistency, the following description replaces the description of the debt securities in the attached prospectus. Terms used in this prospectus supplement that are otherwise not defined will have the meanings given to them in the attached prospectus.

      Notes due

The   notes due      are a series of debt securities described in the attached prospectus, which will be senior debt securities, will be initially issued in the aggregate principal amount of $      and will mature on               .

The   notes due      will bear interest at the rate of     % per annum from          , 2007, payable semiannually in arrears on           and           of each year, beginning on     , to the persons in whose names the notes are registered at the close of business on the preceding           or          , each a record date, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

To the extent the offering includes floating rate notes, then each floating rate note we issue will bear interest at a rate per annum of “LIBOR” (as defined below) plus     %, as determined by the calculation agent, which shall initially be The Bank of New York as the trustee under the indenture. Interest will accrue from          , 2007 and is payable quarterly in arrears on          ,          ,          , and           of each year (these dates are called “interest payment dates”), beginning on          , 2007; provided that if any such date is not a business day, payment of interest accrued through the applicable interest payment date will be made on the first following business day unless that business day is in the following calendar month, in which case the interest payment date will be the immediately preceding business day. The interest rate will be reset quarterly on          ,          ,          , and          (each of these dates is called an “interest reset date”). Interest is payable from the date of issue of the floating rate notes or from the most recent date to which interest on such note has been paid or duly provided for, until the principal amount of the note is paid or duly made available for payment. We will pay interest to the person in whose name the note is registered at the close of business 15 calendar days before the interest payment date.

As used in this prospectus supplement, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York, provided such day is also a London banking day.

“LIBOR” for each interest reset date, other than for the initial interest rate, will be determined by the calculation agent as follows:

(a) LIBOR will be the offered rate (expressed as a percentage per annum) for deposits in U.S. dollars for the three month period which appears on “Reuters Page LIBOR01” (as defined below and as successor to Moneyline Telerate Page 3750) at approximately 11:00 a.m., London time, two “London banking days” prior to the applicable interest reset date.

(b) If this rate does not appear on Reuters Page LIBOR01, the calculation agent will determine the rate on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (selected by the calculation agent after consulting with us) at approximately 11:00 a.m., London time, two London banking days prior to the applicable interest reset date to prime banks in the London interbank market for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. In such case, the calculation agent will request the principal London office of each of the aforesaid major banks to provide a quotation of such rate. If at least two such quotations are provided, LIBOR for that interest reset date will be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, LIBOR for that interest reset date will be the arithmetic mean of the rates quoted by three major banks in New York, New York (selected by the calculation agent after consulting with us) at approximately 11:00 a.m., New York time, two London banking days prior to the applicable interest reset date for loans in U.S. dollars to leading banks for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this paragraph, for the period until the next interest reset date, LIBOR will be the same as the rate determined on the immediately preceding interest reset date.

The interest rate in effect from the date of issue to the first interest reset date will be based on three month LIBOR two London banking days prior to the date of issue.

A “London banking day” is any day in which dealings in U.S. dollar deposits are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Reuters Page LIBOR01” means the display designated as “LIBOR01” on Reuters 3000 Xtra (or any successor service) (or such other page as may replace Page LIBOR01 on Reuters 3000 Xtra or any successor service).

The calculation agent will, upon the request of the holder of any note, provide the interest rate then in effect. The calculation agent is The Bank of New York until such time as we appoint a successor calculation agent. All calculations made by the calculation agent in the absence of willful misconduct, bad faith or manifest error shall be conclusive for all purposes and binding on us and the holders of the floating rate notes. We may appoint a successor calculation agent at any time at our discretion and without notice.

All percentages resulting from any calculation of the interest rate with respect to the floating rate notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from any such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

To the extent the offering includes floating rate notes, then each floating rate note shall bear interest. Interest on the floating rate notes will be computed and paid on the basis of a 360-day year and the actual number of days in each interest payment period. The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

General

In some circumstances, we may elect to discharge our obligations on the notes through full defeasance or covenant defeasance. See “Description of Debt Securities — Defeasance” beginning on page 14 of the attached prospectus for more information about how we may do this.

We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes (except for the issue date, issue price, and, in some cases, the first payment of interest or interest accruing prior to the issue date of such additional notes). Any additional notes having such similar terms, together with the applicable notes, will constitute a single series of notes under the indenture. No additional notes may be issued if an event of default has occurred with respect to the applicable series of notes.

The notes will not be entitled to any sinking fund.

Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes upon the occurrence of specified events involving United States taxation as described below under “— Redemption for Tax Reasons,” holders of notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of their notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. We must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the notes upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by each of the Rating Agencies (as defined below) on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a below investment grade rating event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect to a particular Change of Control (and thus shall not be deemed a below investment grade rating event for purposes of the definition of Change of Control Triggering Event hereunder) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the below investment grade rating event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Kraft and its subsidiaries taken as a whole to any Person or group of related persons for purposes of Section 13(d) of the Exchange Act (a “Group”) other than Kraft or one of its subsidiaries; (2) the approval by the holders of Kraft’s common stock of any plan or proposal for the liquidation or dissolution of Kraft (whether or not otherwise in compliance with the provisions of the indenture); (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person or Group becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of Kraft’s voting stock; or (4) the first day on which a majority of the members of Kraft’s Board of Directors are not Continuing Directors.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Kraft and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Kraft to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Kraft and its subsidiaries taken as a whole to another Person or Group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Kraft who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of Kraft’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch Ratings.

“Investment Grade Rating” means a rating equal to or higher than BBB− (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB− (or the equivalent) by S&P, respectively.

“Moody’s” means Moody’s Investors Service, Inc.

“Person” has the meaning set forth in the indenture and includes a “person” as used in Section 13(d)(3) of the Exchange Act.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

Book-Entry Notes

The notes will be offered and sold in principal amounts of $2,000 and integral multiples of $1,000. We will issue the notes of each series in the form of one or more permanent global notes in fully registered, book-entry form, which we refer to as the “global notes”. Each such global note will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) or any successor thereto, as depositary (the “Depositary”), and registered in the name of Cede & Co. (DTC’s partnership nominee). Unless and until it is exchanged in whole or in part for notes in definitive form, no global note may be transferred except as a whole by the Depositary to a nominee of such Depositary. Investors may elect to hold interests in the global notes through either the Depositary (in the United States) or through Clearstream Banking, Societe Anonyme, Luxembourg (“Clearstream”) or Euroclear Bank S.A./N.V., as operator of the EuroclearSystem (“Euroclear”), if they are participants in such systems, or indirectly through organizations that are participants in such systems.

Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream and JPMorgan Chase Bank, N.A. will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”).

DTC has advised us that:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provision of Section 17A of the Securities Exchange Act of 1934, as amended;

•	DTC holds securities that its participants (“Direct Participants”) deposit with DTC and facilitates settlement of securities transactions among its Direct Participants, such as transfers and pledges in deposited securities, through electronic computerized book-entry changes in accounts of the Direct Participants, thereby eliminating the need for physical movement of securities certificates;

•	Direct Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations;

•	DTC is owned by a number of its Direct Participants and other members of the financial industry;

•	Access to DTC’s book-entry system is also available to others, such as securities brokers and dealers and banks that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”); and

•	The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of the notes under DTC’s book-entry system must be made by or through Direct Participants, which will receive a credit for the notes on the records of DTC. The ownership interest of each actual purchaser of the notes, which we refer to as the “beneficial owner”, is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes will be effected only through entries made on the books of Direct and Indirect Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global notes, except in the event that use of the book entry system for the notes is discontinued. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in the global notes.

To facilitate subsequent transfers, all global notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the global notes with DTC and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

So long as DTC or its nominee is the registered owner and holder of the global notes, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global notes for all purposes under the indenture. Except as described below, beneficial owners of interests in the global notes will not be entitled to have book-entry notes represented by the notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture. Accordingly, each beneficial owner must rely on the procedures of DTC and, if the person is not a Direct or Indirect Participant, on the procedures of the Direct or Indirect Participants through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in the notes desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the Direct Participants holding the relevant beneficial interests to give or take the action, and those Direct or any Indirect Participants would authorize beneficial owners owning through those Direct or Indirect Participants to give or to take the action or would otherwise act upon the instructions of beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and/or Indirect Participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Payments of principal of and interest on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. We will send all required reports and notices solely to DTC as long as DTC is the registered holder of the global notes. Neither we, the trustee, nor any other agent of ours or agent of the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in global notes or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. DTC’s practice is to credit the accounts of the Direct Participants upon DTC’s receipt of funds and corresponding detail information from us or our agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Direct or Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the Direct or Indirect Participants subject to any statutory or regulatory requirements as may be in effect from time to time.

Clearstream advises that it is incorporated as a limited liability company under the laws of Luxembourg. Clearstream is owned by Cedel International, société anonyme, and Deutsche Börse AG. The shareholders of these two entities are banks, securities dealers and financial institutions. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream Participants are limited to securities brokers and dealers and banks, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly. Clearstream is an indirect participant in DTC. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V. to facilitate settlement of trades between Clearstream and Euroclear. As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector.

Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by Clearstream.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. The Euroclear System is owned by Euroclear Clearance System Public Limited Company (ECSplc) and operated through a license agreement by Euroclear Bank S.A./N.V., a bank incorporated under the laws of the Kingdom of Belgium (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator advises that it is regulated and examined by the Belgian Banking and Finance Commission and the National Bank of Belgium.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Notes will not be issued in definitive form except in very limited circumstances. If any of Euroclear, Clearstream or DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with the global notes or, in the case of DTC only, DTC ceases to be a clearing system registered under the Exchange Act, and in each case a successor clearing system is not appointed by us within 90 days after receiving such notice from Euroclear, Clearstream or DTC or on becoming aware that DTC is no longer so registered, we will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the notes represented by such global notes upon delivery of such global notes for cancellation.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between the Direct or Indirect Participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream or Euroclear Participants, on the other, will be effected in DTC in accordance with the DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering interests in the notes to or receiving interests in the notes from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits of interests in the notes received in Clearstream or Euroclear as a result of a transaction with a Depositary Participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Such credits or any transactions involving interests in such notes settled during such processing will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of interests in the notes by or through a Clearstream Participant or a Euroclear Participant to a Depositary Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Notices

Notices to holders of the notes will be sent by mail or email to the registered holders.

Payment of Additional Amounts

We will, subject to the exceptions and limitations set forth below, pay to the beneficial owner of any note who is a non-United States holder (as defined below) such additional amounts as may be necessary to ensure that every net payment on such note, after deduction or withholding by us or any of our paying agents for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority of the United States, will not be less than the amount provided in such note to be then due and payable. However, we will not pay additional amounts if the beneficial owner is subject to taxation solely for reasons other than its ownership of the note, nor will we pay additional amounts for or on account of:

a)	any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the existence of any present or former connection (other than the mere fact of being a beneficial owner of a note) between the beneficial owner (or between a fiduciary, settlor, beneficiary or person holding a power over such beneficial owner, if the beneficial owner is an estate or trust, or a partner, member or shareholder of the beneficial owner, if the beneficial owner is a partnership, limited liability company or corporation) of a note and the United States, including, without limitation, such beneficial owner (or such fiduciary, settlor, beneficiary, person holding a power, partner, member or shareholder) being or having been a citizen or resident of the United States or treated as being or having been a resident thereof;

b)	any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner (or a fiduciary, settlor, beneficiary or person holding a power over such beneficial owner, if the beneficial owner is an estate or trust, or a partner, member or shareholder of the beneficial owner, if the beneficial owner is a partnership, limited liability company or corporation) (1) being or having been present in, or engaged in a trade or business in, the United States, (2) being treated as having been present in, or engaged in a trade or business in, the United States, or (3) having or having had a permanent establishment in the United States;

c)	any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner (or a fiduciary, settlor, beneficiary or person holding a power over such beneficial owner, if the beneficial owner is an estate or trust, or a partner, member or shareholder of the beneficial owner, if the beneficial owner is a partnership, limited liability company or corporation) being or having been with respect to the United States a personal holding company, a controlled foreign corporation, a passive foreign investment company, a foreign private foundation or other foreign tax-exempt organization, or being a corporation that accumulates earnings to avoid United States federal income tax;

d)	any tax, assessment or other governmental charge imposed on a beneficial owner that actually or constructively owns 10% or more of the total combined voting power of all of our classes of stock that are entitled to vote within the meaning of Section 871(h)(3) of the Internal Revenue Code of 1986, as amended (the “Code”);

e)	any tax, assessment or other governmental charge which would not have been so imposed but for the presentation of such note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which such payment is duly provided for, whichever occurs later;

f)	any tax, assessment or other governmental charge that is payable by any method other than withholding or deduction by us or any paying agent from payments in respect of such note;

g)	any gift, estate, inheritance, sales, transfer, personal property or excise tax or any similar tax, assessment or other governmental charge;

h)	any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment in respect of any note if such payment can be made without such withholding by at least one other paying agent;

i)	any tax, assessment or other governmental charge that is imposed or withheld by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

j)	any tax, assessment or other governmental charge imposed as a result of the failure of the holder or beneficial owner of a note to comply with a request to comply with applicable certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of a note, if such compliance is required by statute or regulation of the United States as a precondition to relief or exemption from such tax, assessment or other governmental charge;

k)	any tax, assessment or other governmental charge imposed by reason of the failure of the beneficial owner to fulfill the statement requirements of Section 871(h) or Section 881(c) of the Code; or

l)	any combination of items (a), (b), (c), (d), (e), (f), (g), (h), (i), (j) and (k).

In addition, we will not pay additional amounts to a beneficial owner of a note that is a fiduciary, partnership, limited liability company or other fiscally transparent entity, or to a beneficial owner of a note that is not the sole beneficial owner of such note, as the case may be. This exception, however, will apply only to the extent that a beneficiary or settlor with respect to the fiduciary, or a beneficial owner, partner or member of the partnership, limited liability company or other fiscally transparent entity, would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner, partner or member received directly its beneficial or distributive share of the payment. For purposes of this paragraph, the term “beneficial owner” includes any person holding a note on behalf of or for the account of a beneficial owner.

As used herein, the term “non-United States holder” means a person that is not a United States person. The term “United States person” means a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, a trust subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or a trust that existed on August 20, 1996, and elected to continue its treatment as a domestic trust. “United States” means the United States of America (including the States and the District of Columbia).

Redemption for Tax Reasons

Each series of notes will mature and be redeemed at par on their respective maturity dates of                               and are not redeemable prior to maturity except upon the occurrence of a Change of Control Triggering Event or certain tax events described below.

We may redeem a series of notes prior to maturity in whole, but not in part, on not more than 60 days’ notice and not less than 30 days’ notice at a redemption price equal to the principal amount of such notes plus any accrued interest and additional amounts to the date fixed for redemption if:

•	as a result of a change in or amendment to the tax laws, regulations or rulings of the United States or any political subdivision or taxing authority of or in the United States or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction in the United States) that is announced or becomes effective on or after , 2007, we have or will become obligated to pay additional amounts with respect to such series of notes as described above under “Payment of Additional Amounts”, or

•	on or after , 2007, any action is taken by a taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, the United States or any political subdivision of or in the United States, including any of those actions specified above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation is officially proposed, which, in any such case, in the written opinion of independent legal counsel of recognized standing, will result in a material probability that we will become obligated to pay additional amounts with respect to such series of notes, and we in our business judgment determine that such obligations cannot be avoided by the use of reasonable measures available to us.

If we exercise our option to redeem a series of notes, we will deliver to the trustee a certificate signed by an authorized officer stating that we are entitled to redeem the notes and an opinion of independent tax counsel to the effect that the circumstances described in the above bullets exist.

Concerning the Trustee

The Bank of New York (as successor to The Chase Manhattan Bank) is the trustee under the indenture. The Bank of New York has performed and will perform other services for us and certain of our subsidiaries in the normal course of its business.

UNDERWRITING

The Company and Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc., as representatives of the underwriters for the offering named below, have entered into an amended and restated underwriting agreement and a terms agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Principal
Amount
of Notes
Underwriters	due

Citigroup Global Markets Inc.	$
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.

Total	$

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to     % of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to     % of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The notes are a new issue of securities with no established trading market. The Company has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(d)	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (as amended, the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services for the Company, for which they received or will receive customary fees and expenses.

Certain affiliates of the underwriters are lenders under our senior unsecured 364-day revolving credit agreement dated as of May 24, 2007 (the “364-day agreement”), which provides for borrowings by the Company and certain subsidiaries in an aggregate amount of up to $1.5 billion, and our $4.5 billion five-year revolving credit agreement, dated as of April 15, 2005 (the “five-year agreement”). Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc., are joint lead arrangers and bookrunners under our 364-day agreement. Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are joint lead arrangers and bookrunners under our five-year agreement. Citibank, N.A., an affiliate of Citigroup Global Markets Inc., and JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., are administrative agents under both of our revolving credit agreements. Deutsche Bank Securities Inc. and Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., are syndication agents under our 364-day agreement. Deutsche Bank Securities Inc. is a syndication agent under our five-year agreement. Goldman, Sachs & Co. is acting as a financial advisor to us in connection with our proposed acquisition of Groupe Danone’s global biscuit business. In order to finance this acquisition, we entered into a commitment letter, dated July 2, 2007, with Goldman Sachs Credit Partners L.P. under which Goldman Sachs Credit Partners L.P. was exclusively authorized to act initially as the sole lead arranger, sole bookrunner, sole syndication agent and sole administrative agent in connection with a proposed senior unsecured 364-day bridge facility in an amount up to €5.3 billion. An affiliate of Goldman, Sachs & Co. acts as an agent and broker in connection with Kraft’s share repurchase program.

EXPERTS

The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINIONS

The validity of the debt securities will be passed upon for us by Sidley Austin LLP, and for any underwriters, agents or dealers by Simpson Thacher & Bartlett LLP. Simpson Thacher & Bartlett LLP will rely upon Sidley Austin LLP as to matters of Virginia law. Sidley Austin LLP is also representing us with respect to United States federal income tax laws.

PROSPECTUS

Kraft Foods Inc.

Debt Securities and Warrants to Purchase Debt Securities

We may offer to sell up to U.S.$4,250,000,000 of our debt securities or warrants to purchase the debt securities in one or more offerings. In this prospectus, we describe generally the terms of these securities. We will describe the specific terms of the debt securities and debt warrants that we offer in a supplement to this prospectus at the time of each offering. If any offering involves underwriters, dealers or agents, we will describe our arrangements with them in the prospectus supplement that relates to that offering. You should read this prospectus and the applicable supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is May 7, 2004

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the debt securities and/or warrants to purchase any debt securities described in this prospectus in one or more offerings up to a total amount of U.S.$4,250,000,000, or the equivalent in foreign or composite currencies. This prospectus provides you with a general description of the debt securities and debt warrants we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus.

To understand the terms of our securities, you should carefully read this document with the attached prospectus supplement. Together they give the specific terms of the securities we are offering. You should also read the documents we have referred you to in “Where You Can Find More Information” below for information on our company and our financial statements.

Kraft Foods Inc. is a holding company incorporated in Virginia on December 7, 2000. Its two principal subsidiaries are Kraft Foods Global, Inc. (formerly Kraft Foods North America, Inc.) and Kraft Foods International, Inc. In this prospectus, we use the terms “Kraft,” “we,” “our” and “us” when we do not need to distinguish among these entities or when any distinction is clear from the context. Otherwise, we use the terms “Kraft Foods Inc.,” “Kraft Foods Global” and “Kraft Foods International.” The term “Altria Group” refers to our principal shareholder, Altria Group, Inc.

Kraft Foods Inc. is a legal entity separate and distinct from Kraft Foods Global, Kraft Foods International and its other direct and indirect subsidiaries. Accordingly, the right of Kraft Foods Inc. and the right of its creditors, to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior claims of creditors of that subsidiary, except to the extent Kraft Foods Inc. is itself a creditor of that subsidiary. Because we are a holding company, our principal source of funds is dividends from our subsidiaries. Our principal wholly owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or make other distributions with respect to their common stock.

RISK FACTORS

For each series of debt securities, we will include risk factors, if appropriate, in the prospectus supplement relating to that series.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, registration statements on Form S-3 (Registration Nos. 333-113620 and 333-86478) under the Securities Act of 1933, as amended, with respect to the securities that we are offering by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the securities we offer in this prospectus, we refer you to the registration statement and the exhibits to the registration statement.

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement of which this prospectus is a part, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which you can electronically access our SEC filings.

The SEC allows us to “incorporate by reference” the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information in documents that we file after the date of this prospectus and before the termination of the offering contemplated by this prospectus will automatically update and supersede information in this prospectus.

We incorporate by reference our annual report on Form 10-K for the year ended December 31, 2003. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the securities are sold.

We will provide without charge, upon written or oral request, to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the documents described above which have been or may be incorporated by reference in this prospectus but not delivered with this prospectus. Such request should be directed to:

Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093
Attention: Office of the Corporate Secretary
Telephone: (847) 646-2000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus, the applicable prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. You can identify these forward-looking statements by use of words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are based on our assumptions and estimates and are subject to risks and uncertainties. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that could cause actual results and outcomes to differ materially from those contained in any forward-looking statement made by us or on our behalf; any such statement is qualified by reference to the following cautionary statements.

Each of our segments is subject to intense competition, changes in consumer preferences and demand for our products, the effects of changing prices for our raw materials and local economic and market conditions. Our results are dependent upon our continued ability to:

•	promote brand equity successfully;

•	anticipate and respond to new consumer trends;

•	develop new products and markets;

•	broaden brand portfolios;

•	compete effectively with lower priced products in a consolidating environment at the retail and manufacturing levels; and

•	improve productivity.

Our results are also dependent on our ability to consummate and successfully integrate acquisitions and to realize the cost savings and improved asset utilization contemplated by our restructuring program. In addition, we are subject to the effects of foreign economies, currency movements, fluctuations in levels of customer inventories and credit and other business risks related to our customers operating in a challenging economic and competitive environment. Our results are affected by our access to credit markets, borrowing costs and credit ratings, which may in turn be influenced by the credit ratings of Altria Group. Our benefit expense is subject to the investment performance of pension plan assets, interest rates and cost increases for medical benefits offered to employees and retirees. The food industry continues to be subject to recalls if products become adulterated or misbranded, liability if product consumption causes injury, ingredient disclosure and labeling laws and regulations and the possibility that consumers could lose confidence in the safety and quality of certain food products. The food industry is also subject to consumer concerns regarding genetically modified organisms and the health implications of obesity and trans-fatty acids. Developments in any of these areas could cause our results to differ materially from results that have been or may be projected by us or on our behalf.

We caution you that the foregoing list of important factors is not exclusive, and other factors may be discussed in more detail under “Risk Factors” in the applicable prospectus supplement or in our SEC filings incorporated by reference. Any forward-looking statements are made as of the date of the document in which they appear. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

THE COMPANY

We are the largest branded food and beverage company headquartered in the United States and the second largest in the world, in each case based on 2003 revenue. Before the initial public offering of our common stock in June 2001, we were a wholly owned subsidiary of Altria Group. Immediately after the initial public offering, Altria Group owned approximately 83.9% of the outstanding shares of our capital stock through its ownership of 49.5% of our Class A common stock and 100% of our Class B common stock. Class A common stock has one vote per share, while Class B common stock has ten votes per share. At December 31, 2003, Altria Group held 97.9% of the combined voting power of our outstanding capital stock and owned approximately 84.6% of the outstanding shares of our capital stock.

We have a superior brand portfolio created and supported through dynamic product innovation, worldclass marketing, experienced management, global scale and strategic acquisitions. According to A.C. Nielsen, our brands are enjoyed in over 99% of the households in the United States.

Our collection of brands represents one of the strongest portfolios in the food and beverage industry. Our brands enjoy consumer loyalty and trust and offer our retailer customers a strong combination of growth and profitability. Our portfolio of brands includes Kraft, Nabisco, Oscar Mayer, Post, Maxwell House and Philadelphia.

Our brands span five consumer sectors, as follows:

•	Snacks — primarily cookies, crackers, salted snacks and confectionery;

•	Beverages — primarily coffee, aseptic juice drinks and powdered beverages;

•	Cheese — primarily natural, process and cream cheeses;

•	Grocery — primarily ready-to-eat cereals, enhancers and desserts; and

•	Convenient Meals — primarily frozen pizza, packaged dinners, lunch combinations and processed meats.

We conduct our global business through our subsidiaries: Kraft Foods Global and Kraft Foods International. We have operations in 68 countries and sell our products in more than 150 countries. Kraft Foods Global operates in the United States, Canada, Mexico and Puerto Rico and manages its operations principally by product category, while Kraft Foods International manages its operations by geographic region. During 2003, 2002 and 2001, Kraft Foods Global’s segments were Cheese, Meals and Enhancers; Biscuits, Snacks and Confectionery; Beverages, Desserts and Cereals; and Oscar Mayer and Pizza. Kraft Foods Global’s food service business within the United States and its businesses in Canada, Mexico and Puerto Rico were reported through the Cheese, Meals and Enhancers segment. Kraft Foods International’s segments were Europe, Middle East and Africa; and Latin America and Asia Pacific.

During January 2004, we announced a new global organizational structure, which will result in new segments for financial reporting purposes. Beginning in 2004, our new segments will be U.S. Beverages & Grocery; U.S. Snacks; U.S. Cheese, Canada & North America Foodservice; U.S. Convenient Meals; Europe, Middle East & Africa; and Latin America & Asia Pacific. The new segment structure in North America reflects a shift of certain divisions and brands between segments to align businesses with consumer targets. Results for the Mexico and Puerto Rico businesses will be reported in the Latin America & Asia Pacific segment.

In 2003, we had operations and plants or sold products to third-party distributors located in fifteen Middle East countries (as defined by the U.S. Department of State Bureau of Near Eastern Affairs), including a biscuit business acquired during 2003 in Egypt. In the region, we had operations and plants in three countries (Egypt, Morocco and, through a majority owned joint venture, Saudi Arabia). In addition, we sold products to third-party distributors located in twelve of these countries (Algeria, Bahrain, Israel, Jordan, Kuwait, Lebanon, Oman, Qatar, Syria, Tunisia, United Arab Emirates and Yemen). Revenue generated from our operations or sales to the third-party distributors in the Middle East was approximately $230 million in 2003 representing 3.3% of the net revenues of the Europe, Middle East and Africa segment.

In 2004, we continue to conduct business in these countries, except for Syria, where we ceased sales to the third-party distributor early in the year.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratios of earnings available for fixed charges to fixed charges for the periods indicated:

	Year Ended December 31,
	2003	2002	2001	2000	1999

Ratios of earnings available for fixed charges to fixed charges	7.4	6.2	3.2	5.8	5.6

Earnings available for fixed charges represent earnings before income taxes, minority interest and cumulative effect of accounting change(s) and fixed charges excluding capitalized interest, net of amortization, reduced by undistributed earnings of our less than 50% owned affiliates. Fixed charges represent interest expense, amortization of debt discount and expenses, capitalized interest, plus that portion of rental expense deemed to be the equivalent of interest.

USE OF PROCEEDS

Unless we otherwise state in the applicable prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes, including the refinancing of maturing indebtedness.

DESCRIPTION OF DEBT SECURITIES

The debt securities covered by this prospectus will be our direct unsecured obligations. The debt securities will be issued in one or more series under an indenture dated as of October 17, 2001 between us and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee.

This prospectus briefly describes the material indenture provisions. Those descriptions are qualified in all respects by reference to the actual text of the indenture. For your reference, in the summary that follows, we have included references to section numbers of the indenture so that you can more easily locate these provisions.

The material financial, legal and other terms particular to debt securities of each series will be described in the prospectus supplement relating to the debt securities of that series. The prospectus supplement relating to the debt securities of the series will be attached to the front of this prospectus. The following briefly summarizes the material provisions of the indenture and the debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of debt securities being offered. You should read the more detailed provisions of the indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of debt securities, which will be described in more detail in the applicable prospectus supplement.

Prospective purchasers of debt securities should be aware that special United States federal income tax, accounting and other considerations not addressed in this prospectus may be applicable to instruments such as the debt securities. The prospectus supplement relating to an issue of debt securities will describe these considerations, if they apply.

Capitalized terms used below are defined under “Defined Terms.”

General

The debt securities will rank equally with all of our other unsecured and unsubordinated debt. The indenture does not limit the amount of debt we may issue under the indenture and provides that additional debt securities may be issued up to the aggregate principal amount authorized by a board resolution. We may issue the debt securities from time to time in one or more series with the same or various maturities, at par, at a discount or at a premium. The prospectus supplement relating to any debt securities being offered will include specific terms relating to the offering, including the particular amount, price and other terms of those debt securities. These terms will include some or all of the following:

•	the title of the debt securities;

•	any limit upon the aggregate principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable or their manner of determination;

•	if the securities will bear interest:

•	the interest rate or rates;

•	the date or dates from which any interest will accrue;

•	the interest payment dates for the debt securities; and

•	the regular record date for any interest payable on any interest payment date;

or, in each case, their method of determination;

•	the place or places where the principal of, and any premium and interest on, the debt securities will be payable;

•	currency or units of two or more currencies in which the debt securities will be denominated and payable, if other than U.S. dollars, and the holders’ rights, if any, to elect payment in a foreign currency or a foreign currency unit other than that in which the debt securities are payable;

•	whether the amounts of payments of principal of, and any premium and interest on, the debt securities are to be determined with reference to an index, formula or other method, and if so, the manner in which such amounts will be determined;

•	whether the debt securities will be issued in whole or in part in the form of global securities and, if so, the depositary and the global exchange agent for the global securities, whether permanent or temporary;

•	whether the debt securities will be issued as registered securities, bearer securities or both, and any restrictions on the exchange of one form of debt securities for another and on the offer, sale and delivery of the debt securities in either form;

•	if the debt securities are issuable in definitive form upon the satisfaction of certain conditions, the form and terms of such conditions;

•	if denominations other than $1,000 or any integral multiple of $1,000, the denominations in which the debt securities will be issued;

•	the period or periods within which, the price or prices at which and the terms on which any of the debt securities may be redeemed, in whole or in part at our option, and any remarketing arrangements;

•	the terms on which we would be required to redeem, repay or purchase debt securities required by any sinking fund, mandatory redemption or similar provision; and the period or periods within which, the price or prices at which and the terms and conditions on which the debt securities will be so redeemed, repaid and purchased in whole or in part;

•	the portion of the principal amount of the debt securities that is payable on the declaration of acceleration of the maturity, if other than their principal amount; these debt securities could include original issue discount, or OID, debt securities or indexed debt securities, which are each described below;

•	any special tax implications of the debt securities, including whether and under what circumstances, if any, we will pay additional amounts under any debt securities held by a person who is not a United States person for tax payments, assessments or other governmental charges and whether we have the option to redeem the debt securities which are affected by the additional amounts instead of paying the additional amounts;

•	any addition to or modification or deletion of any provisions for the satisfaction and discharge of our obligations under the indenture and specific series of debt securities;

•	whether and to what extent the debt securities are subject to defeasance on terms different from those described under the heading “Defeasance”;

•	any trustees, paying agents, transfer agents, registrars, depositaries or similar agents with respect to the debt securities;

•	if the debt securities bear no interest, any dates on which lists of holders of these debt securities must be provided to the trustee;

•	any addition to, or modification or deletion of, any event of default or any covenant specified in the indenture; and

•	any other specific terms of the debt securities.

(Section 301)

We may issue debt securities as original issue discount, or OID, debt securities. OID debt securities bear no interest or bear interest at below-market rates and are sold at a discount below their stated principal amount. If we issue OID debt securities, the prospectus supplement will contain the issue price of the securities and the rate at which and the date from which discount will accrete.

We may also issue indexed debt securities. Payments of principal of, and any premium and interest on, indexed debt securities are determined with reference to the rate of exchange between the currency or currency unit in which the debt security is denominated and any other currency or currency unit specified by us, to the relationship between two or more currencies or currency units, to the price of one or more specified securities or commodities, to one or more securities or commodities exchange indices or other indices or by other similar methods or formulas, all as specified in the prospectus supplement.

We may issue debt securities other than the debt securities described in this prospectus. There is no requirement that any other debt securities that we issue be issued under the indenture. Thus, any other debt securities that we issue may be issued under other indentures or documentation containing provisions different from those included in the indenture or applicable to one or more issues of the debt securities described in this prospectus. (Section 301)

Consolidation, Merger or Sale

We have agreed not to consolidate with or merge into any other corporation or convey or transfer or lease substantially all of our properties and assets to any person, unless:

•	we are a continuing corporation or any successor purchaser is an entity organized under the laws of the United States or any state of the United States;

•	the successor corporation expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and any premium and interest on, all the debt securities and the performance of every covenant in the indenture that we would otherwise have to perform as if it were an original party to the indenture;

•	immediately after the effective date of the transaction, no event of default has occurred and is continuing under the indenture; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger, conveyance or transfer and the supplemental indenture comply with these provisions.

The successor corporation will assume all our obligations under the indenture as if it were an original party to the indenture. After assuming such obligations, the successor corporation will have all our rights and powers under the indenture.

(Section 801)

Waivers Under the Indenture

Under the indenture, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series, may on behalf of all holders of that series:

•	waive our compliance with certain covenants of the indenture; and

(Section 1009)

•	waive any past default under the indenture, except:

•	a default in the payment of the principal of, or any premium or interest on, any debt securities of the series; and

•	a default under any provision of the indenture which itself cannot be modified without the consent of the holders of each affected debt security of the series.

(Section 513)

Events of Default

When we use the term “Event of Default” in the indenture with respect to a particular series of debt securities, we mean any of the following:

•	we fail to pay interest on any debt security of that series for 30 days after payment was due;

•	we fail to make payment of the principal of, or any premium on, any debt security of that series when due;

•	we fail to make any sinking fund payment when due with respect to debt securities of that series;

•	we fail to perform any other covenant or warranty in the indenture and this failure continues for 90 days after we receive written notice of it from the trustee or holders of 25% in principal amount of the outstanding debt securities of that series;

•	we or a court take certain actions relating to bankruptcy, insolvency or reorganization of our company; or

•	any other event of default that may be specified for the debt securities of the series or in the board resolution with respect to the debt securities of that series.

(Section 501)

The supplemental indenture or the form of security for a particular series of debt securities may include additional Events of Default or changes to the Events of Default described above. The Events of Default applicable to a particular series of debt securities will be discussed in the prospectus supplement relating to such series.

A default with respect to a single series of debt securities under the indenture will not necessarily constitute a default with respect to any other series of debt securities issued under the indenture. A default under our other indebtedness will not be a default under the indenture. The trustee may withhold notice to the holders of debt securities of any default, except for defaults that involve our failure to pay principal or interest, if it determines in good faith that the withholding of notice is in the interest of the holders. (Section 602)

If an Event of Default for any series of debt securities occurs and continues (other than an Event of Default involving our bankruptcy, insolvency or reorganization), either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the affected series may require us upon notice in writing to us, to immediately repay the entire principal (or, in the case of (a) OID debt securities, a lesser amount as provided in those OID debt securities or (b) indexed debt securities, an amount determined by the terms of those indexed debt securities), of all the debt securities of such series together with accrued interest on the debt securities.

If an Event of Default occurs which involves our bankruptcy, insolvency or reorganization, then all unpaid principal amounts (or, if the debt securities are (a) OID debt securities, then the portion of the principal amount that is specified in those OID debt securities or (b) indexed debt securities, then the portion of the principal amount that is determined by the terms of those indexed debt securities) and accrued interest on all debt securities of each series will immediately become due and payable, without any action by the trustee or any holder of debt securities. (Section 502)

Subject to certain conditions, the holders of a majority in principal amount of the outstanding debt securities of a series may rescind a declaration of acceleration if all Events of Default, besides the failure to pay principal or interest due solely because of the declaration of acceleration, have been cured or waived. (Section 502)

Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. The holders of a majority in principal amount outstanding of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

The indenture requires us to file each year with the trustee, an officer’s certificate that states that:

•	the signing officer has supervised a review of the activities and performance under the indenture; and

•	to the best of his or her knowledge, based on the review, we comply with all conditions and covenants of the indenture.

(Section 1005)

A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. New York statutory law provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree. If a court requires a conversion to be made on a date other than a judgment date, the indenture requires us to pay additional amounts necessary to ensure that the amount paid in U.S. dollars to a holder is equal to the amount due in such foreign currency. (Section 516)

Payment and Transfer

We will pay the principal of, and any premium and interest on, fully registered securities at the place or places that we will designate for such purposes. We will make payment to the persons in whose names the debt securities are registered on the close of business on the day or days that we will specify in accordance with the indenture. We will pay the principal of, and any premium on, registered debt securities only against surrender of those debt securities. Any other payments, including payment on any securities issued in bearer form, will be made as set forth in the applicable prospectus supplement. Holders may transfer or exchange fully registered securities at the corporate trust office of the trustee or at any other office or agency, maintained for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 305)

Restrictive Covenants

The indenture includes the following restrictive covenants:

Limitations on Liens

The indenture limits the amount of liens that we or our Subsidiaries may incur or otherwise create in order to secure indebtedness for borrowed money, upon any Principal Facility or any shares of capital stock that any of our Subsidiaries owning any Principal Facility has issued to us or any of our Subsidiaries. If we or any of our Subsidiaries incur such liens, then we will secure the debt securities to the same extent and in the same proportion as the debt that is secured by such liens. This covenant does not apply, however, to any of the following:

•	in the case of a Principal Facility, liens incurred in connection with the issuance by a state or its political subdivision of any securities the interest on which is exempt from United States federal income taxes by virtue of Section 103 of the Internal Revenue Code or any other laws and regulations in effect at the time of such issuance;

•	liens existing on the date of the indenture;

•	liens on property or shares of stock existing at the time we or any of our Subsidiaries acquire such property or shares of stock, including through a merger, share exchange or consolidation, or securing the payment of all or part of the purchase price, construction or improvement of such property incurred prior to, during, or within 180 days after the later of the acquisition, completion of construction or improvement or commencement of full operation of such property or within 180 days after the acquisition of such shares for the purpose of financing all or a portion of such purchase of the property or construction or improvement on it; or

•	liens for the sole purpose of extending, renewing or replacing all or a part of the indebtedness secured by any lien referred to in the previous bullet points or in this bullet point if the extension, removal and replacement is limited to all or a part of the property secured by the original lien.

Notwithstanding the foregoing, we and/or any of our Subsidiaries may incur liens that would otherwise be subject to the restriction described above, without securing debt securities issued under the indenture equally and ratably, if the aggregate value of all outstanding indebtedness secured by the liens and the value of Sale and Leaseback Transactions does not at the time exceed the greater of:

•	10% of our Consolidated Net Tangible Assets; or

•	10% of our Consolidated Capitalization.

At December 31, 2003, our Consolidated Net Tangible Assets were $14.5 billion and our Consolidated Capitalization was $45.6 billion.

(Section 1007)

Sale and Leaseback Transactions

A Sale and Leaseback Transaction of any Principal Facility is prohibited, unless within 180 days of the effective date of the arrangement, an amount equal to the greater of the proceeds of the sale or the fair value of the property (“value”) is applied to the retirement of long-term non-subordinated indebtedness for money borrowed with more than one year stated maturity, including our debt securities, except that such sales and leasebacks are permitted to the extent that the “value” thereof plus the other secured debt referred to in the previous paragraph does not exceed the amount stated in the previous paragraph. (Section 1008)

There are no other restrictive covenants in the indenture. The indenture does not require us to maintain any financial ratios, minimum levels of net worth or liquidity or restrict the payment of dividends, the making of other distributions on our capital stock or the redemption or purchase of our capital stock. Moreover, the indenture does not contain any provision requiring us to repurchase or redeem any debt securities or debt warrants or modify the terms thereof or afford the holders thereof any other protection in the event of our change of control, any highly leveraged transaction or any other event involving us that may materially adversely affect our creditworthiness or the value of the debt securities or debt warrants.

Defined Terms

We define Subsidiaries as any corporation of which at least a majority of all outstanding stock having ordinary voting power in the election of directors of such corporation is at the time, directly or indirectly, owned by us or by one or more Subsidiaries or by us and one or more Subsidiaries. (Section 101)

We define Principal Facility as all real property owned and operated by us or any Subsidiary located within the United States and constituting part of any manufacturing plant or distribution facility, including all attached plumbing, electrical, ventilating, heating, cooling, lighting and other utility systems, ducts and pipes but excluding trade fixtures (unless their removal would cause substantial damage to the manufacturing plant or distribution facility), business machinery, equipment, motorized vehicles, tools, supplies and materials, security systems, cameras, inventory and other personal property and materials. However, no manufacturing plant or distribution facility will be a Principal Facility unless its net book value exceeds 0.25% of Consolidated Capitalization. (Section 1007)

We define a Sale and Leaseback Transaction as the sale or transfer of a Principal Facility with the intention of taking back a lease of the property, except a lease for a temporary period of less than 3 years, including renewals, with the intent that the use by us or any Subsidiary will be discontinued on or before the expiration of such period. (Section 1008)

We define Consolidated Net Tangible Assets as the excess of all assets over current liabilities appearing on our most recent quarterly or annual consolidated balance sheet, less goodwill and other intangible assets and the minority interests of others in Subsidiaries. (Section 101)

We define Consolidated Capitalization as the total of all of the assets appearing on our most recent quarterly or annual consolidated balance sheet, less:

•	current liabilities, including liabilities for indebtedness maturing more than 12 months from the date of the original creation thereof, but maturing within 12 months from the date of our most recent quarterly or annual consolidated balance sheet; and

•	deferred income tax liabilities reflected in such consolidated balance sheet.

(Section 101)

Global Securities

We may issue the securities in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement.

We may issue the global securities in either registered or bearer form and in either temporary or permanent form. We will describe the specific terms of the depositary arrangement with respect to a series of securities in the applicable prospectus supplement. We anticipate that the following provisions will apply to all depositary arrangements.

Once a global security is issued, the depositary will credit on its book-entry system the respective principal amounts of the individual securities represented by that global security to the accounts of institutions that have accounts with the depositary. These institutions are known as participants.

The underwriters for the securities will designate the accounts to be credited. However, if we have offered or sold the securities either directly or through agents, we or the agents will designate the appropriate accounts to be credited.

Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary’s participants or persons that may hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of securities. Those laws may limit the market for beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner or holder of the securities represented by the global security for all purposes under the indenture. Except as provided in the applicable prospectus supplement, owners of beneficial interests in a global security:

•	will not be entitled to have securities represented by global securities registered in their names;

•	will not receive or be entitled to receive physical delivery of securities in definitive form; and

•	will not be considered owners or holders of these securities under the indenture.

Payments of principal of, and any premium and interest on, the individual securities registered in the name of the depositary or its nominee will be made to the depositary or its nominee as the registered owner of that global security.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests of a global security, or for maintaining, supervising or reviewing any records relating to beneficial ownership interests and each of us and the trustee may act or refrain from acting without liability on any information provided by the depositary.

We expect that the depositary, after receiving any payment of principal of, and any premium and interest on, a global security, will immediately credit the accounts of the participants with payments in amounts proportionate to their respective holdings in principal amount of beneficial interest in a global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a global security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

Debt securities represented by a global security will be exchangeable for debt securities in definitive form of like tenor in authorized denominations only if:

•	the depositary notifies us that it is unwilling or unable to continue as the depositary and a successor depositary is not appointed by us within 90 days;

•	we deliver to the trustee for securities of such series in registered form a company order stating that the securities of such series shall be exchangeable; or

•	an Event of Default has occurred and is continuing with respect to securities of such series.

Unless and until a global security is exchanged in whole or in part for debt securities in definitive certificated form, it may not be transferred or exchanged except as a whole by the depositary.

You may transfer or exchange certificated securities at any office that we maintain for this purpose in accordance with the terms of the indenture. We will not charge a service fee for any transfer or exchange of certificated securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge that we are required to pay in connection with a transfer or exchange.

(Section 305)

Registration of Transfer

You may effect the transfer of certificated securities and the right to receive the principal of, and any premium and interest on, certificated securities only by surrendering the certificate representing those certificated securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

We are not required to:

•	issue, register, transfer or exchange securities of any series during a period beginning at the opening of business 15 days before the day we transmit a notice of redemption of the securities of the series selected for redemption and ending at the close of business on the day of the transmission;

•	register, transfer or exchange any security so selected for redemption in whole or in part, except the unredeemed portion of any security being redeemed in part; or

•	exchange any bearer securities selected for redemption except if a bearer security is exchanged for a registered security of the same tenor that is simultaneously surrendered for redemption.

(Section 305)

Exchange

At your option, you may exchange your registered debt securities of any series, except a global security, for an equal principal amount of other registered debt securities of the same series having authorized denominations upon surrender to our designated agent.

We may at any time exchange debt securities issued as one or more global securities for an equal principal amount of debt securities of the same series in definitive registered form. In this case, we will deliver to the holders new debt securities in definitive registered form in the same aggregate principal amount as the global securities being exchanged.

The depositary of the global securities may also decide at any time to surrender one or more global securities in exchange for debt securities of the same series in definitive registered form, in which case we will deliver the new debt securities in definitive form to the persons specified by the depositary, in an aggregate principal amount equal to, and in exchange for, each person’s beneficial interest in the global securities.

Notwithstanding the above, we will not be required to exchange any debt securities if, as a result of the exchange, we would suffer adverse consequences under any United States law or regulation.

(Section 305)

Defeasance

Unless otherwise specified in the prospectus supplement, we can terminate all of our obligations under the indenture with respect to the debt securities, other than the obligation to pay the principal of, and any premium and interest on, the debt securities and certain other obligations, at any time by:

•	depositing money or United States government obligations with the trustee in an amount sufficient to pay the principal of, and any premium and interest on, the debt securities to their maturity; and

•	complying with certain other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of our defeasance.

In addition, unless otherwise specified in the prospectus supplement, we can terminate all of our obligations under the indenture with respect to the debt securities, with minor exceptions, including the obligation to pay the principal of, and any premium and interest on, the debt securities, at any time by:

•	depositing money or United States government obligations with the trustee in an amount sufficient to pay the principal of, and the interest and any premium on, the debt securities to their maturity; and

•	complying with certain other conditions, including delivery to the trustee of an opinion of counsel stating that there has been a ruling by the Internal Revenue Service, or a change in the United States federal tax law since the date of the indenture, to the effect that holders of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of our defeasance.

(Sections 402-404)

Payments of Unclaimed Moneys

Moneys deposited with the trustee or any paying agent for the payment of principal of, or any premium and interest on, any debt securities that remain unclaimed for two years will be repaid to us at our request, unless the law requires otherwise. If this happens and you want to claim these moneys, you must look to us and not to the trustee or paying agent. (Section 409)

Supplemental Indentures Not Requiring Consent of Holders

Without the consent of any holders of debt securities, we and the trustee may supplement the indenture, among other things, to:

•	pledge property to the trustee as security for the debt securities;

•	reflect that another entity has succeeded us and assumed the covenants and obligations of us under the debt securities and the indenture;

•	cure any ambiguity or inconsistency in the indenture or in the debt securities or make any other provisions necessary or desirable, as long as the interests of the holders of the debt securities are not adversely affected in any material respect;

•	issue and establish the form and terms of any series of debt securities as provided in the indenture;

•	add to our covenants further covenants for the benefit of the holders of debt securities, and if the covenants are for the benefit of less than all series of debt securities, stating which series are entitled to benefit;

•	add any additional event of default and if the new event of default applies to fewer than all series of debt securities, stating to which series it applies;

•	change the trustee or provide for an additional trustee;

•	provide additional provisions for bearer debt securities so long as the action does not adversely affect the interests of holders of any debt securities in any material respect; or

•	modify the indenture in order to continue its qualification under the Trustee Indenture Act of 1939 or as may be necessary or desirable in accordance with amendments to that Act.

(Section 901)

Supplemental Indentures Requiring Consent of Holders

With the consent of the holders of a majority in principal amount of each series of the debt securities that would be affected by a modification of the indenture, the indenture permits us and the trustee to supplement the indenture or modify in any way the terms of the indenture or the rights of the holders of the debt securities of such series. However, without the consent of each holder of all of the debt securities affected by that modification, we and the trustee may not:

•	modify the maturity date of, or reduce the principal of, or premium on, or change the stated final maturity of, any debt security;

•	reduce the rate of or change the time for payment of interest on any debt security or, in the case of OID debt securities, reduce the rate of accretion of the OID;

•	change any of our obligations to pay additional amounts under the indenture;

•	reduce or alter the method of computation of any amount payable upon redemption, repayment or purchase of any debt security by us, or the time when the redemption, repayment or purchase may be made;

•	make the principal or interest on any debt security payable in a currency other than that stated in the debt security or change the place of payment;

•	reduce the amount of principal due on an OID debt security upon acceleration of maturity or provable in bankruptcy or reduce the amount payable under the terms of an indexed debt security upon acceleration of maturity or provable in bankruptcy;

•	impair any right of repayment or purchase at the option of any holder of debt securities;

•	reduce the right of any holder of debt securities to receive or sue for payment of the principal or interest on a debt security that would be due and payable at the maturity thereof or upon redemption; or

•	reduce the percentage in principal amount of the outstanding debt securities of any series required to supplement the indenture or to waive any of its provisions.

(Section 902)

A supplemental indenture that modifies or eliminates a provision intended to benefit the holders of one series of debt securities will not affect the rights under the indenture of holders of other series of debt securities.

Redemption

The specific terms of any redemption of a series of debt securities will be contained in the prospectus supplement for that series. Generally, we must send notice of redemption to the holders at least 30 days but not more than 60 days prior to the redemption date. The notice will specify:

•	the principal amount being redeemed;

•	the redemption date;

•	the redemption price;

•	the place or places of payment;

•	the CUSIP number of the debt securities being redeemed;

•	whether the redemption is pursuant to a sinking fund;

•	that on the redemption date, interest, or, in the case of OID debt securities, original issue discount, will cease to accrue; and

•	if bearer debt securities are being redeemed, that those bearer debt securities must be accompanied by all coupons maturing after the redemption date or the amount of the missing coupons will be deducted from the redemption price, or indemnity must be furnished, and whether those bearer debt securities may be exchanged for registered debt securities not being redeemed.

(Section 1104)

On or before any redemption date, we will deposit an amount of money with the trustee or with a paying agent sufficient to pay the redemption price. (Section 1105)

If less than all the debt securities are being redeemed, the trustee shall select the debt securities to be redeemed using a method it considers fair. (Section 1103) After the redemption date, holders of debt securities which were redeemed will have no rights with respect to the debt securities except the right to receive the redemption price and any unpaid interest to the redemption date. (Section 1106)

Concerning the Trustee

JPMorgan Chase Bank is the trustee under the indenture. JPMorgan Chase Bank makes loans to, acts as trustee and performs certain other services for us and certain of our subsidiaries and affiliates, including our principal shareholder, Altria Group, in the normal course of its business. Among other services, JPMorgan Chase Bank or its affiliates provide us and our affiliates with investment banking and cash management services, foreign exchange and investment custody account services, and participate in our credit facilities and those of our affiliates.

Governing Law

The laws of the State of New York govern the indenture and will govern the debt securities.

(Section 112)

DESCRIPTION OF DEBT WARRANTS

We may issue debt warrants in registered certificated form for the purchase of debt securities. We may issue debt warrants separately or together with any debt securities offered by any prospectus supplement. If issued together with any debt securities, debt warrants may be attached to or separate from such debt securities. Debt warrants will be issued under debt warrant agreements to be entered into between us and a bank or trust company, as debt warrant agent, all as set forth in the prospectus supplement relating to the particular issue of debt warrants. The debt warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The forms of debt warrant agreement and debt warrant certificate are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following summaries of certain provisions from the forms of debt warrant agreement and debt warrant certificate are qualified in all respects by reference to the applicable forms of debt warrant agreement and debt warrant certificate, and you should read the applicable forms of debt warrant agreement and debt warrant certificate for additional information before you buy any debt warrants.

General

The prospectus supplement will describe the terms of the debt warrants offered thereby, the debt warrant agreements relating to such debt warrants and the debt warrant certificates representing such debt warrants, including the following:

•	the offering price;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants;

•	if applicable, the designation and terms of the debt securities with which the debt warrants are issued and the number of debt warrants issued with each such debt security;

•	if applicable, the date on and after which the debt warrants and the related debt securities will be separately transferable;

•	the principal amount of debt securities purchasable upon exercise of one debt warrant and the price at which such principal amount of debt securities may be purchased upon such exercise, and any provisions for changes to or adjustments in the exercise price;

•	the date on which the right to exercise the debt warrants will commence and the date on which such right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time;

•	United States federal income tax consequences;

•	the identity of the debt warrant agent; and

•	any other terms of the debt warrants.

Debt warrant certificates may be exercised, and those that have been issued separately or, if issued together with debt securities, once detachable, may be exchanged for new debt warrant certificates of different denominations and may be presented for registration of transfer at the corporate trust office of the debt warrant agent or any other office indicated in the applicable prospectus supplement. A debt warrant certificate that is not immediately detachable from a debt security may be exchanged or transferred only with the debt securities to which it was initially attached, and only in connection with the exchange or transfer of such debt securities. (Sections 4.01 and 5.05) Debt warrants for the purchase of debt securities will be in registered form only. (Section 1.02)

Exercise of Debt Warrants

Each debt warrant will entitle its holder to purchase for cash such principal amount of debt securities at such exercise price as will in each case be set forth in, or calculable from, the applicable prospectus supplement relating to the debt warrants. (Section 2.01) Each holder of a debt warrant may exercise it at any time up to 5:00 p.m., New York City time, on the debt warrant expiration date set forth in the prospectus supplement. After such time, or such later date to which such debt warrant expiration date may be extended by us, unexercised debt warrants will be void. (Section 2.02)

A holder of a debt warrant may exercise it by following the general procedures outlined below:

•	delivering to the debt warrant agent the payment required by the applicable prospectus supplement to purchase the underlying debt security;

•	properly completing and signing the reverse side of the debt warrant certificate; and

•	delivering the debt warrant certificate to the debt warrant agent.

If you comply with the procedures described above, your debt warrant will be considered to have been exercised when the debt warrant agent receives payment of the exercise price. After you have completed those procedures, we will, as soon as practicable, issue and deliver to you the debt security that you purchased upon exercise. If you exercise fewer than all of the debt warrants represented by a debt warrant certificate, the debt warrant agent will issue to you a new debt warrant certificate for the unexercised amount of debt warrants. Holders of debt warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the debt warrants. (Section 2.03)

Modifications

We, along with the debt warrant agent, may amend the debt warrant agreement and the terms of the debt warrants, without the consent of the holders, for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the debt warrant agreement, or in any other manner which we and the debt warrant agent may deem necessary or desirable and which will not adversely affect the interests of the holders. With the consent of holders holding not fewer than a majority in number of the then outstanding unexercised warrants that would be affected by a modification of the debt warrant agreement or debt warrant certificates, we, along with the debt warrant agent, may amend the debt warrant agreement and the terms of the debt warrants in any way, other than to increase the exercise price, shorten the time period during which warrants may be exercised, reduce the percentage of the number of outstanding warrants required to consent to a modification, or materially and adversely affect the exercise rights of the holders. (Section 6.01)

Enforceability of Rights by Holders; Governing Law

The debt warrant agent will act solely as our agent in connection with the debt warrant certificates and will not assume any obligations or relationship of agency or trust for or with any holders of debt warrant certificates. (Section 5.02) Holders may, without the consent of the debt warrant agent or the trustee for the applicable series of debt securities, enforce by appropriate legal action, on their own behalf, their right to exercise their debt warrants in the manner provided in their debt warrant certificates and the debt warrant agreement. (Section 3.03) Prior to the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise, including the right to receive payments of principal of, and any premium or interest on, the debt securities purchasable upon such exercise or to enforce covenants in the indenture. (Section 3.01)

Except as may otherwise be provided in the applicable prospectus supplement, each issue of debt warrants and the applicable debt warrant agreement will be governed by and construed in accordance with the laws of the State of New York. (Section 3.01)

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Sutherland Asbill & Brennan LLP, the following summary describes generally the material United States federal income and estate tax considerations with respect to your acquisition, ownership and disposition of debt securities if you are a beneficial owner of such debt securities. Unless otherwise indicated, this summary addresses only securities purchased at original issue and held by beneficial owners as capital assets and does not address all of the United States federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under United States federal income tax laws (for example, if you are an insurance company, tax-exempt organization, financial institution, broker or dealer in securities, person that holds debt securities as part of an integrated investment (including a “straddle”), “controlled foreign corporation,” “passive foreign investment company,” “foreign personal holding company,” or company that accumulates earnings to avoid United States federal income tax). If a partnership holds debt securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. This summary does not address special tax considerations that may be relevant to you if you are a partner of a partnership holding our debt securities. This summary does not discuss any aspect of state, local or non-United States taxation.

This summary is based on current provisions of the Internal Revenue Code (the “Code”), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (“IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

We will summarize any special United States federal income tax considerations relevant to a particular issue of debt securities in the applicable prospectus supplement. The United States federal income tax considerations relevant to any warrants to purchase debt securities that we issue will be summarized in the applicable prospectus supplement.

We urge prospective holders of debt securities to consult their tax advisors regarding the United States federal, state, local and non-United States income and other tax considerations of acquiring, holding and disposing of debt securities.

United States Holders

This discussion applies to you if you are a “United States Holder.” For this purpose, a “United States Holder” is a beneficial owner of a debt security that is:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, and elected to continue its treatment as a domestic trust.

“United States” means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (including the Commonwealth of Puerto Rico).

Payments of Interest

Except as set forth below, payments of stated interest on a debt security generally will be taxable to you as ordinary interest income at the time the interest accrues or is received, in accordance with your method of accounting for tax purposes. Special rules governing the treatment of debt securities issued with original issue discount, or “OID,” are described below.

OID Debt Securities

Special tax accounting rules apply to debt securities issued with OID. A debt security with an “issue price” which is less than its “stated redemption price at maturity” will be issued with OID for United States federal income tax purposes. Generally, however, under the “de minimis exception,” if the difference between a debt security’s stated redemption price at maturity and its issue price is less than 0.25% of the stated redemption price at maturity multiplied by the number of complete years from the issue date to maturity, the debt security will not be considered to have OID.

“Issue price” is the first price at which a substantial amount of the particular issue of debt securities is sold to the public. “Stated redemption price at maturity” is the sum of all payments on the debt security other than payments of “qualified stated interest.” “Qualified stated interest” generally includes interest that is unconditionally payable at least annually over the entire term of the debt security:

•	at a fixed rate; or

•	unless the applicable prospectus supplement states otherwise, at a variable rate.

If a series of debt securities will be issued with interest that is not qualified stated interest, we will so state in the applicable prospectus supplement and we will address any relevant United States federal income tax considerations not addressed in this summary.

If you own a debt security with OID, you generally will be required to include OID in gross income for United States federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, in advance of your receipt of the cash payments attributable to such income. However, you will not be required to include such cash payments separately in income when received, even if denominated as interest, to the extent they do not constitute qualified stated interest. If you are on the cash method of accounting for tax purposes, this will result in the acceleration of your recognition of ordinary income in respect of the debt securities. Under the constant yield method, increasing amounts of OID are included in income in successive periods.

If you purchase a debt security with OID for an amount that is greater than the debt security’s “adjusted issue price” (defined as the issue price of the debt security increased by the aggregate amount of OID includible, if any, in the gross income of all previous owners of the debt security and decreased by the aggregate amount of payments made on the debt security, if any, other than payments of qualified stated interest) but equal to or less than the sum of all amounts payable on the debt security after the purchase date (other than payments of qualified stated interest), you will be considered to have purchased such debt security at an “acquisition premium.” The portion of acquisition premium with respect to a debt security that is properly allocable to any taxable year will reduce the amount of OID you must include in your gross income with respect to such debt security for the taxable year.

If you own a debt security that qualifies for the de minimis exception described above, you will be required to include the de minimis OID in income at the time payments, other than payments of qualified stated interest, on the debt securities are made in proportion to the amount paid. Any amount of de minimis OID that you include in income will be treated as capital gain.

You may elect to accrue all “interest” on a debt security as OID (i.e., using the constant yield method). If you elect this method, the debt security’s issue price will be deemed to be your tax basis in the debt security at the time you acquire it, and all payments on the debt security will be included in its stated redemption price at maturity. This election is available whether or not the debt security has OID, and it applies to any stated interest, OID (including discount that is de minimis) and market discount (as discussed below) on a debt security. You may make this election on an obligation-by-obligation basis but, if you make it on an obligation you purchased at a premium (defined below), it will require you to amortize premium with respect to all of your debt instruments with premium. You must make the election for the taxable year in which you acquired the debt security, and you may not revoke the election without the consent of the IRS.

Market Discount

If you purchase a debt security other than an OID debt security (including a purchase in connection with its original issuance) for an amount that is less than its stated redemption price at maturity, or, in the case of an OID debt security, its “revised issue price” (defined as the sum of the issue price of the debt security and the aggregate amount, if any, of the OID included, without regard to the rules for acquisition premium discussed below, in the gross income of all previous owners of the debt security), the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any payment other than qualified stated interest on, or any gain from the sale, exchange, retirement or other disposition of, your debt security as ordinary income to the extent of the market discount which you have not previously included in income and are treated as having accrued on your debt security at the time of such payment or disposition. In addition, you may be required to defer, until the maturity of the debt security or its earlier disposition in a taxable transaction, the deduction of all or a portion of any interest expense on indebtedness incurred or continued to purchase or carry such debt security.

Market discount will be considered to accrue ratably during the period from the date you acquire the debt security to the maturity date of the debt security, unless you elect to accrue on a constant yield method. If you elect to include market discount in income currently as it accrues (on either a ratable or constant yield method), the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, will apply to all market discount obligations acquired by you on or after the first day of the first taxable year to which the election applies, and you may not revoke this election without the consent of the IRS.

Premium

If you acquire a debt security for an amount that is greater than the sum of all amounts payable on the debt security after the date of your acquisition (other than payments of qualified stated interest), you will be considered to have purchased such debt security at a premium. You may elect to amortize this premium using a constant yield method, generally over the remaining term of the debt security if the debt security is not subject to optional redemption prior to maturity. Such premium shall be deemed to be an offset to interest otherwise includible in income in respect of such debt security for each accrual period. If the premium allocable to an accrual period exceeds the qualified stated interest allocable to the accrual period, you must treat the excess as a bond premium deduction for the accrual period. However, the amount treated as a bond premium deduction for an accrual period is limited to the amount by which your total interest income on the debt security in prior accrual periods exceeds the total amount you treated as a bond premium deduction on the debt security in prior accrual periods. If the premium allocable to an accrual period exceeds the sum of:

•	such amount treated as a bond premium deduction for the accrual period, and

•	the qualified stated interest allocable to the accrual period,

the excess is carried forward to the next accrual period and is treated as a bond premium deduction allocable to that period. In the case of instruments that provide for optional redemption prior to maturity, premium is calculated by assuming that (a) you will exercise or not exercise options in a manner that maximizes your yield, and (b) we will exercise or not exercise options in a manner that minimizes your yield (except that we will be assumed to exercise call options in a manner that maximizes your yield). You will be required to amortize such premium to the assumed exercise date or the maturity date of the debt security, as the case may be. If a debt security is in fact redeemed prior to maturity, any unamortized premium may be deducted in the year of redemption. If a debt security is not redeemed on the assumed exercise date, it generally is deemed to be retired and reissued on that date, requiring recomputation of the yield and amortization of any premium over the remaining life of the debt security.

The election to amortize premium using a constant yield method, once made, will apply to certain other debt instruments that you previously acquired at a premium or that you acquire at a premium on or after the first day of the first taxable year to which the election applies, and you may not revoke this election without the consent of the IRS. If you do not make such an election, bond premium will be taken into account in computing the gain or the loss recognized on your disposition of a debt security because it is part of your tax basis for such debt security.

Sale, Exchange or Retirement of Debt Securities

Upon the sale, exchange or retirement of a debt security, you will recognize taxable gain or loss equal to the difference between the amount you realize on the sale, exchange or retirement of the debt security (other than amounts, if any, attributable to accrued but unpaid qualified stated interest not previously included in your income, which will be taxable as interest income) and your adjusted tax basis in the debt security. Your adjusted tax basis in a debt security will equal the cost of the debt security to you, increased by the amounts of any OID and market discount included in your taxable income with respect to such debt security and reduced by any amortized bond premium and amounts of other payments that do not constitute qualified stated interest.

Gain or loss realized upon the sale or exchange of a debt security generally will be capital gain or loss (except to the extent the gain represents market discount or, as described below, with respect to foreign currency debt securities) and will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, you have held the debt security for more than one year. The maximum tax rate on ordinary income for taxpayers that are individuals, estates or trusts currently is higher than the maximum tax rate on long-term capital gains of such persons. The distinction between capital gain or loss and ordinary income or loss also is relevant for purposes of the limitation on the deductibility of capital losses.

Foreign Currency Debt Securities

We may issue debt securities that are denominated in a currency or currency unit other than the U.S. dollar (a “foreign currency debt security”). A United States Holder of a foreign currency debt security is subject to special United States federal income tax rules discussed generally below.

Interest and OID

If you use the cash method of accounting for United States federal income tax purposes, the amount of income you recognize will be the U.S. dollar value of the interest payment we make to you based on the spot rate for that foreign currency at the time you receive the payment. With respect to accruals of OID, a cash method taxpayer translates OID into U.S. dollars under the rules for accrual holders described below.

If you use the accrual method of accounting for United States federal income tax purposes, the amount of income you recognize will be determined using the average exchange rate during the relevant accrual period. When an accrual period includes but does not end on the last day of your taxable year, the relevant exchange rate with respect to each partial accrual period will be the average exchange rate for such partial accrual period. Alternatively, you may elect to use the spot rate on the last day of the relevant accrual period, or the payment date, if such date is within five business days of the last day of the accrual period, instead of the average exchange rate during the accrual period. If you make this election, it will apply to all debt instruments you hold on or after the beginning of the year in which the election is made and it cannot be revoked without the consent of the IRS.

An accrual method holder of a debt security will recognize exchange gain or loss with respect to any differences in the exchange rate between the rate at which interest on a debt security is included in income and the spot rate on the payment date for interest or OID (or the disposition date in the case of amounts attributable to accrued but unpaid interest or OID). Any exchange gain or loss recognized will be ordinary income or loss.

Market Discount and Premium

The amount of market discount on a foreign currency debt security that you will be required to include in income will generally be determined by translating the market discount determined in the foreign currency into U.S. dollars at the spot rate on the date the foreign currency debt security is retired or otherwise disposed of. If you elect to accrue market discount currently, then the amount accrued will be determined in the foreign currency and then translated into U.S. dollars on the basis of the average exchange rate in effect during the accrual period. You will be required to recognize exchange gain or loss with respect to market discount which is accrued currently using the approach applicable to the accrual of interest income as discussed above.

Bond premium on a foreign currency debt security will be computed in the applicable foreign currency. You may elect to apply amortizable premium on a foreign currency debt security to reduce the amount of foreign currency interest income on such foreign currency debt security. If you make such an election, you will be required to recognize exchange gain or loss attributable to movements in exchange rates between the time the premium is paid to acquire the foreign currency debt security and the time it is amortized. If you do not make such an election, you must translate the bond premium computed in the foreign currency into U.S. dollars at the spot rate on the maturity date and such bond premium will constitute a capital loss which may be offset or eliminated by exchange gain.

Sale, Exchange or Retirement of Foreign Currency Debt Securities

When you sell, exchange or otherwise dispose of a foreign currency debt security, or we retire a foreign currency debt security, you will recognize gain or loss attributable to the difference between the amount you realize on such disposition or retirement and your tax basis in the debt security. In addition, you will recognize foreign currency gain or loss attributable to the movement in exchange rates between the time you purchased such debt security and the time of its disposition. Such foreign currency gain or loss will be treated as ordinary income or loss and is limited to the amount of overall gain or loss realized on the disposition of your foreign currency debt security.

The amount realized by you upon the sale, exchange or retirement of a foreign currency debt security will be the U.S. dollar value of the foreign currency received (with the exception of amounts attributable to accrued but unpaid qualified stated interest not previously included in your income, which will be taxable as interest income), determined on the date of the sale, exchange or retirement, or on the settlement date in the case of a foreign currency debt security that is traded on an established securities market and sold by a cash method taxpayer or an electing accrual method taxpayer. Your tax basis in a foreign currency debt security generally will be:

•	the U.S. dollar value of the foreign currency amount you paid to acquire such foreign currency debt security determined on the date of acquisition (or on the settlement date in the case of debt securities traded on an established securities market if you are a cash method taxpayer or you are an electing accrual method taxpayer), plus

•	the amount of any OID and market discount includible in your gross income with respect to the debt security, minus

•	the amount of any payments you received that are not qualified stated interest and any premium previously taken into account.

Gain or loss realized on the disposition of a foreign currency debt security will be capital gain or loss except to the extent the gain represents market discount not previously included in your gross income, or to the extent gain or loss is attributable to movements in exchange rates. In both cases, such portion of the gain or loss will be ordinary income or loss.

Foreign Currency Transactions

If you purchase a debt security with foreign currency, you will recognize gain or loss attributable to the difference, if any, between the fair market value of the debt security in U.S. dollars on the date of purchase and your tax basis in the foreign currency. The U.S. dollar value, adjusted for any exchange gain or loss with respect to the income accrued, generally will be your tax basis in the foreign currency you receive as interest on (or OID with respect to) a foreign currency debt security. In addition, you will have a tax basis in any foreign currency you receive on the sale, exchange or retirement of a debt security that is equal to the U.S. dollar value of such foreign currency, determined at the time of such sale, exchange or retirement.

Any gain or loss you realize on a sale or other disposition of foreign currency (including its exchange for U.S. dollars or its use to purchase a foreign currency debt security) will be ordinary income or loss.

Backup Withholding and Information Reporting

Unless you are an exempt recipient such as a corporation or financial institution, a backup withholding tax and certain information reporting requirements may apply to payments we make to you of principal of and interest (including OID, if any) or premium (if any) on, and proceeds of the sale or exchange before maturity of, a debt security. Currently, the applicable backup withholding tax rate is 28%. Backup withholding and information reporting will not apply to payments that we make on the debt securities to exempt recipients that establish their status as such, regardless of whether such entities are the beneficial owners of such debt securities or hold such debt securities as a custodian, nominee or agent of the beneficial owner. However, with respect to payments made to a custodian, nominee or agent of the beneficial owner, backup withholding and information reporting may apply to payments made by such custodian, nominee or other agent to you unless you are an exempt recipient and establish your status as such.

If you are not an exempt recipient (for example, if you are an individual), backup withholding will not be applicable to payments made to you if you (i) have supplied an accurate Taxpayer Identification Number (usually on an IRS Form W-9), (ii) have not been notified by the IRS that you have failed to properly report payments of interest and dividends and (iii) in certain circumstances, have certified under penalties of perjury that you have received no such notification and have supplied an accurate Taxpayer Identification Number. However, information reporting to the IRS will be required in such a case.

Any amounts withheld from a payment to you by operation of the backup withholding rules will be refunded or allowed as a credit against your United States federal income tax liability, provided that any required information is furnished to the IRS in a timely manner.

Non-United States Holders

This discussion applies to you if you are a “non-United States Holder.” A “non-United States Holder” is a beneficial owner of a debt security that is not a United States Holder.

Interest and OID

If you are a non-United States Holder of debt securities, payments of interest (including OID, if any) that we make to you will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for one of the exceptions described below.

Subject to the discussion of backup withholding below, no withholding of United States federal income tax will be required with respect to payments we make to you of interest (including OID, if any) provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of your trade or business or a controlled foreign corporation that is related to us through stock ownership;

•	such interest is not contingent on our profits, revenues, dividends or changes in the value of our property nor is it otherwise described in Section 871(h)(4) of the Code; and

•	you have provided the required certifications as set forth in Section 871(h) and Section 881(c) of the Code.

To qualify for the exemption from withholding tax with respect to registered debt securities, the last United States person in the chain of payment prior to a payment to a non-United States Holder (the “Withholding Agent”) must have received in the year in which a payment of principal or interest occurs, or in one of the three preceding years, a statement that:

•	is signed by you under penalties of perjury;

•	certifies that you are the beneficial owner and are not a United States Holder; and

•	provides your name and address.

This statement may be made on a Form W-8BEN or a substantially similar substitute form and you must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. Under certain circumstances, a Withholding Agent is allowed to rely on a Form W-8IMY or other similar document furnished by a financial institution or other intermediary on your behalf without having to obtain a Form W-8BEN from you. Subject to certain exceptions, a payment to a foreign partnership or to certain foreign trusts is treated as a payment directly to the foreign partners or the trust beneficiaries, as the case may be.

If you are engaged in a United States trade or business and interest received by you on a debt security is effectively connected with your conduct of such trade or business, you will be exempt from the withholding of United States federal income tax described above, provided you have furnished the Withholding Agent with a Form W-8ECI or substantially similar substitute form stating that interest on the debt security is effectively connected with your conduct of a trade or business in the United States. In such a case, you will be subject to tax on interest you receive on a net income basis in the same manner as if you were a United States Holder. If you are a corporation, effectively connected income may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

If you are not eligible for relief under one of the exceptions described above, you may nonetheless qualify for an exemption from, or a reduced rate of, United States federal income and withholding tax under a United States income tax treaty. In general, this exemption or reduced rate of tax applies only if you provide a properly completed Form W-8BEN or substantially similar form to the Withholding Agent claiming benefits under an applicable income tax treaty.

Sale, Exchange or Retirement of Debt Securities

You generally will not be subject to United States federal income tax on any gain realized upon your sale or other disposition of debt securities unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain); or

•	you are an individual, you hold your debt securities as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Backup Withholding and Information Reporting

Backup withholding tax (currently at a rate of 28%) and certain information reporting requirements may apply to certain payments we make to you of principal of and interest (including OID, if any) or premium (if any) on, and proceeds of your sale or exchange before maturity of, a debt security. Backup withholding will apply to payments of interest we make to you unless you have provided under penalties of perjury the required certification of your non-United States person status discussed above (and we do not have actual knowledge or reason to know that you are a United States Holder) or you are an exempt recipient, such as a corporation or a financial institution. The amount of interest we pay to you on debt securities will be reported to you and to the IRS annually on IRS Form 1042-S even if you are exempt from backup withholding and the 30% withholding tax described above.

If you sell or redeem a debt security through a United States broker or the United States office of a foreign broker, the proceeds from such sale or redemption will be subject to information reporting, and backup withholding will be required unless you provide a withholding certificate or other appropriate documentary evidence to the broker and such broker does not have actual knowledge or reason to know that you are a United States Holder, or you are an exempt recipient eligible for an exemption from information reporting. If you sell or redeem a debt security through the foreign office of a broker who is a United States person or a “U.S. controlled person,” the proceeds from such sale or redemption will be subject to information reporting unless you provide to such broker a withholding certificate or other documentary evidence establishing that you are not a United States Holder and such broker does not have actual knowledge or reason to know that such evidence is false, or you are an exempt recipient eligible for an exemption from information reporting.

For this purpose, a “U.S. controlled person” is:

•	a foreign person 50% or more of whose gross income for certain specified periods is effectively connected with the conduct of a trade or business in the United States;

•	a foreign partnership that at any time during its taxable year is more than 50% owned (by income or capital interest) by United States persons or engaged in the conduct of a United States trade or business; or

•	a controlled foreign corporation for United States federal income tax purposes.

In circumstances where information reporting by the foreign office of such a broker is required, backup withholding will be required only if the broker has actual knowledge that you are a United States Holder.

Estate Tax

A debt security held by an individual who at the time of death is a non-United States Holder will not be subject to United States federal estate tax as a result of such individual’s death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code and provided that the interest payments with respect to such debt security are not effectively connected with such individual’s conduct of a United States trade or business. The maximum federal estate tax rate is being reduced over an 8-year period that began in 2002. The tax will be eliminated for estates of decedents dying after December 31, 2009, but, in the absence of legislation, the federal estate tax provisions in effect immediately prior to 2002 will be restored for estates of decedents dying after December 31, 2010.

PLAN OF DISTRIBUTION

We may sell debt securities and debt warrants from time to time:

•	directly to purchasers;

•	through agents;

•	through underwriters or dealers; or

•	through a combination of these methods.

General

Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered debt securities and debt warrants may be “underwriters” as defined in the Securities Act of 1933, as amended. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered debt securities and debt warrants may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement. Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with this offering.

Direct Sales

We may choose to sell the offered debt securities and debt warrants directly. In this case, no agents or underwriters would be involved.

Agents

We may designate agents to sell the debt securities and debt warrants. The agents will agree to use their best efforts to solicit purchasers for the period of their appointment.

Underwriters

If underwriters are used in a sale, they will acquire the offered debt securities and debt warrants for their own account. The underwriters may resell the debt securities and debt warrants in one or more transactions, including negotiated transactions. These sales will be made at a fixed public offering price or at varying prices determined at the time of the sale. We may offer the debt securities and debt warrants to the public through an underwriting syndicate or through a single underwriter.

Unless the applicable prospectus supplement states otherwise, the obligations of the underwriters to purchase the offered debt securities and debt warrants will be subject to certain conditions contained in an underwriting agreement that we and the underwriters will enter into. The underwriters will be obligated to purchase all other debt securities and debt warrants of the series offered if any of the debt securities and debt warrants are purchased, unless the applicable prospectus supplement says otherwise. Any discounts or concessions allowed, re-allowed or paid to dealers may be changed from time to time.

Dealers

We may sell the offered debt securities and debt warrants to dealers as principals, who may then resell such debt securities and debt warrants to the public either at varying prices determined by such dealers or at a fixed offering price agreed to with us.

Institutional Purchases

We may authorize agents, underwriters or dealers to solicit certain institutional investors to purchase offered debt securities and debt warrants on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. There may be limitations on the minimum amount that may be purchased by any such institutional investor or on the portion of the aggregate amount of the particular debt securities or debt warrants that may be sold pursuant to such arrangements. The applicable prospectus supplement will provide the details of any such arrangement, including the offering price and commissions payable on the solicitation.

We will enter into such delayed delivery contracts only with institutional purchasers that we approve. Such institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions, as well as other institutions that we may approve.

The obligations of any purchasers pursuant to delayed delivery and payment arrangements will not be subject to any conditions except that:

•	such purchase shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

•	if the particular debt securities are being sold to underwriters, we will have sold to such underwriters the total amount of such debt securities and debt warrants less the amount thereof covered by such arrangements.

Underwriters will not have any responsibility in respect of the validity of delayed delivery and payment arrangements, our performance or the performance of institutional investors under these arrangements.

Remarketing Transactions

We may also sell offered debt securities and debt warrants purchased, redeemed or repaid through one or more remarketing firms acting as principals for their own accounts or as our agents. The applicable prospectus supplement will identify any remarketing firms and describe the terms of our agreement with them and their compensation. Remarketing firms may be deemed to be underwriters of the offered securities under the Securities Act.

Indemnification

We may have indemnification or contribution agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Bearer Securities

Each agent, underwriter, and dealer participating in the distribution of any debt securities that are issuable as bearer securities will agree that it will not offer, sell or deliver, directly or indirectly, bearer securities in the United States or to United States persons, other than qualifying financial institutions, in connection with the original issuance of such debt securities.

Market Making, Stabilization and Other Transactions

Each series of offered debt securities and debt warrants will be a new issue and will have no established trading market. We may elect to list any series of offered debt securities on an exchange. Any underwriters that we use in the sale of offered debt securities and debt warrants may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure that the debt securities and debt warrants will have a liquid trading market.

Any underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL OPINIONS

The validity of the debt securities and debt warrants will be passed upon for us by Hunton & Williams LLP, New York, New York, and for any underwriters, agents or dealers by Simpson Thacher & Bartlett LLP, New York, New York. Simpson Thacher & Bartlett LLP will rely upon Hunton & Williams LLP as to matters of Virginia law. Sutherland Asbill & Brennan LLP, Washington, D.C., is also representing us with respect to United States federal income tax laws. Simpson Thacher & Bartlett LLP has in the past and may in the future represent our affiliates in connection with other matters from time to time.

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Kraft Foods Inc.

Joint Book-Running Managers

Citi
Deutsche Bank Securities
Goldman, Sachs & Co.
JPMorgan

Senior Co-Managers

Co-Managers